UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

Commission File Number:  001-10421

LUXOTTICA GROUP S.p.A.

(Translation of registrant’s name into English)

Piazzale Luigi Cadorna 3, Milan 20123, Italy

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On May 17, 2017, Luxottica Group S.p.A. (“Luxottica”) delivered a notice to its Executive Chairman, Deputy Chairmen, Chief Executive Officer for Product and Operations and Chief Financial Officer and Chief Accounting Officer regarding an upcoming blackout period under which such directors and officers will be prohibited from trading in Luxottica’s equity securities pursuant to the requirements of Section 306(a) of the Sarbanes-Oxley Act of 2002.  A copy of the notice is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit Number	Exhibit
99.1	Notice of Imposition of Blackout Trading Restriction Pursuant to Section 306(a) of the Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

By:	/s/ Michael A. Boxer
Name:	Michael A. Boxer
Title:	Group General Counsel

Date:  May 17, 2017